Notice of Annual Meeting of Shareholders of
Osisko Gold Royalties Ltd and Availability of Proxy-Related Materials

Take Action and Vote Today

MEETING DATE AND LOCATION

Meeting Type:  Annual Meeting of Shareholders (the “Meeting”)

When:June 22, 2020 at 2:00 p.m. (Eastern Daylight Time)

WhereThe Meeting will be held in a virtual format only, by way of a live-audio webcast at: https://web.lumiagm.com/155131769

	Items of Business	Page Reference (Management Information Circular)

1.	Elect the Osisko Gold Royalties Ltd (“Osisko” or the “Corporation”) directors for the ensuing year.	See Page 11
2.	Appoint PricewaterhouseCoopers LLP as the Corporation’s independent auditor for the ensuing year and authorize the directors to fix its remuneration.	See Page 89
3.	Approve the unallocated options and amendments to the Stock Option Plan.	See Page 89
4.	Approve the amendments to the Employee Share Purchase Plan.	See Page 90
5.	Approve the amendments to the Restricted Share Unit Plan.	See Page 91
6.	Approve the continuation of the Amended and Restated Shareholder Rights Plan.	See Page 92
7.	Adopt an advisory resolution approving Osisko’s approach to executive compensation.	See Page 94

SHAREHOLDERS ARE REMINDED TO REVIEW OUR MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING

NOTICE-AND-ACCESS NOTIFICATION

The Corporation is using the notice-and-access model for delivery of proxy-related materials to shareholders of common shares of Osisko (the “Shareholders”). Under notice-and-access, Shareholders still receive a proxy or voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the proxy-related materials, Shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery contributes to the protection of the environment and will reduce the cost of printing and mailing materials to Shareholders.

WEBSITES WHERE PROXY-RELATED MATERIALS ARE POSTED

An electronic copy of the proxy-related materials is available on the website of the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, on EDGAR at www.sec.gov. and on Osisko’s website http://www.osiskogr.com/en/2020-agm/.

HOW DO I OBTAIN A PRINTED COPY OF THE PROXY-RELATED MATERIALS?

Should you wish to receive paper copies of the proxy-related materials, please send your request for a paper copy, free of charge, as follows:

Registered and Non-Objecting Shareholders:

• By calling Laurel Hill Advisory Group toll-free 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or

• By emailing Laurel Hill Advisory Group at assistance@laurelhill.com.

Objecting Beneficial Shareholders:

• By calling Broadridge Investor Communications Corporation toll-free at 1 (877) 907-7643 and entering the 16-digit control number located on the voting instruction form; or

• Via internet at www.proxyvote.com by using the 16-digit control number located in the voting instruction form sent to you.

If you request the proxy-related materials before the Meeting, these documents will be sent to you at no charge within 3 business days of receiving your request. Please take note that no additional proxy form or voting instruction form shall be sent to you. Therefore, please make sure that you retain the form that you received with the Notice of Meeting for voting purposes. To receive the proxy-related materials before the voting deadline and the Meeting, your request must be received no later than Thursday, June 4, 2020.

If you request a copy of the proxy-related materials after June 4, 2020 or in the year following their filing, it will be sent to you within 10 calendar days of receiving your request.

VOTING IS SIMPLE. PLEASE VOTE TODAY.

WHO CAN VOTE?

Holders of common shares of Osisko on the record date of May 13, 2020 are entitled to receive notice and to vote at the Meeting.

HOW DO I VOTE?

There are several convenient ways to vote your common shares including by telephone or via the internet. You will find attached to this notice, a form of proxy or a voting instruction form containing detailed instructions on how to exercise your voting rights.

Registered and Non-Objecting Beneficial Owners
Objecting Beneficial Owners
	Shares held in own name and represented by a physical certificate or Shares held with a broker, bank or other intermediary and are not restricted to Osisko knowing who the shareholder is.	Shares held with a broker, bank or other intermediary and shareholder information is restricted from Osisko.
Internet:	www.astvotemyproxy.com	www.proxyvote.com

Phone or Fax:	To vote by telephone you will need your control number provided in your form of proxy. Telephone: 1 (888) 489-7352 Fax: 1 (866) 781-3111 (toll free in Canada and the United States) or 1 (416) 368-2502	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.
Mail or Email:	Mail: Return the form of proxy in the enclosed postage paid envelope. Email: Scan to proxyvote@astfinancial.com	Return the voting instruction form in the enclosed postage paid envelope.

Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described in the management information circular under the heading “How to vote” .HOW DO I PARTICIPATE IN THE MEETING

In order to participate in the Meeting, Beneficial Shareholders must duly appoint themselves as proxyholder.

To register, a proxyholder MUST call AST at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) by no later than 2:00 p.m. (Eastern Daylight Time) on June 18, 2020 to obtain a 13-digit control number. Failing to register will result in the proxyholder not receiving a 13-digit control number, which is required to vote at the Meeting.

The Meeting will be hosted online by way of a live audio-only webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the online Meeting is provided below. The Meeting will be held on Monday, June 22, 2020, at 2:00 p.m. (Eastern Daylight Time).

In order to attend the Meeting, Beneficial Shareholders who have duly appointed themselves as proxyholder must login online, at least one hour (1 hr) prior to the commencement of the Meeting, as set out below:

⇒ Step 1: Log into the Virtual Platform online at https://web.lumiagm.com/155131769

⇒ Step 2: Follow these instructions:

Read and accept the Terms and Conditions and then enter your control number (which for duly appointed proxyholders is the 13-digit control number provided to you via email by AST) and password “osisko2020” (case sensitive). Proxyholders who have been duly appointed and registered with AST prior to the Meeting as described in the management information circular – proxy statement will receive a control number by email from AST upon request.

Duly appointed proxyholders may ask questions at the Meeting and vote by completing a ballot online during the Meeting. If you plan to vote at the Meeting, it is important that you be connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. You should allow ample time to login to the Meeting online and complete the check-in procedures.

BOARD RECOMMENDATION

The Board of Directors of Osisko unanimously recommends that Shareholders VOTE FOR all the proposed resolutions.

By order of the Board of Directors,

André Le Bel

Vice President, Legal Affairs and Corporate Secretary

May 8, 2020

If you have questions or require assistance with voting, please contact our proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com